

Statement of financial condition

Sunrise Brokers, LLC
December 31, 2019
With Report of Independent Registered Public Accounting Firm

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68325

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/19___ AND ENDING ___12/31/19___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

SUNRISE BROKERS, LLC

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 Broadway, 25th Floor
_____
(No. and Street)

New York   New York   10036
_____   _____   _____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Bisgay   212-294-7849
_____
                                                    (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
_____
(Name – if individual, state last, first, middle name)

5 Times Square   New York   New York   10036-6530
_____   _____   _____   _____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).SEC1410 (06-02)



AFFIRMATION

I, Steven Bisgay, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Sunrise Brokers, LLC (the "Company"), as of December 31, 2019, is true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Steven Bisgay
Chief Financial Officer

Notary Public

CHANTAL M BARRALIS
Notary Public, State of New York
Registration #01BA6364242
Qualified In New York County
Commission Expires Sept. 11, 2021

This report contains (check all applicable boxes):

☑ Facing Page
☑ Report of Independent Registered Public Accounting Firm.
☑ Statement of Financial Condition.
☐ Statement of Operations.
☐ Statement of Cash Flows.
☐ Statement of Changes in Members' Interest.
☑ Notes to Statement of Financial Condition
☐ Computation of Net Capital Pursuant to Rule 15c3-1.
☐ Computation for Determination of the Reserve Requirements under Exhibit A of SEC Rule 15c3-3 and Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3.
☐ A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required By CFTC Regulation 1.16.
☑ An Oath or Affirmation.
☐ A copy of the SIPC Supplemental Report.
☐ A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐ Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges Pursuant to Section 4d(2) under the Commodity Exchange Act.
☐ Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Regulation 30.7 under the Commodity Exchange Act.



Ernst & Young LLP   Tel: +1 212 773 3000
5 Times Square   Fax: +1 212 773 6350
New York, NY 10036-6530 ey.com

Report of Independent Registered Public Accounting Firm

To the Members and Management of Sunrise Brokers, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Sunrise Brokers, LLC (the "Company") as of December 31, 2019 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2017.

February 28, 2020

Sunrise Brokers, LLC

Statement of Financial Condition

December 31, 2019
(In Thousands)

Assets

Cash and cash equivalents	$	12,549
Accrued commissions receivable, net		8,605
Receivables from broker-dealers and clearing organizations		500
Forgivable loans and other employee receivables, net		58
Fixed assets, net		53
Other assets		1,619
Total assets	$	23,384

Liabilities and Members' Interest

Accrued compensation	$	5,084
Accounts payable and accrued liabilities		1,177
Payables to related parties		802
Total liabilities		7,063

Commitments and contingencies (Note 3)

Members' interest		
Total members' interest		16,321
Total liabilities and members' interest	$	23,384

See notes to statement of financial condition

Sunrise Brokers, LLC

Notes to Statement of Financial Condition

December 31, 2019
(In Thousands)

1. General and Summary of Significant Accounting Policies

Description of Business – Sunrise Brokers, LLC (the "Company") is a registered broker-dealer with the Securities Exchange Commission ("SEC") and an introducing broker with the National Futures Association ("NFA") and the Commodity Futures Trading Commission ("CFTC"). The Company provides brokerage services for equity, equity derivatives, corporate debt, and government securities to institutional clients and other broker dealers.

The Company is a limited liability company and was organized in the State of Delaware. The Company is owned by Sunrise Brokers Ltd (60%) ("SBL") and BGC Partners, L.P. (40%), both of which are indirect, wholly-owned subsidiaries of BGC Partners, Inc. ("BGC"), which is a subsidiary of Cantor Fitzgerald, L.P. ("Cantor").

Basis of Presentation – The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates – Management makes estimates and assumptions that affect the reported amounts of the assets and liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Management believes that the estimates utilized in preparing the financial statements are reasonable. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in the statement of financial condition.

Revenue Recognition – The Company derives its revenues primarily through commissions from agency transactions.

Commissions – Commissions revenue is derived from securities whereby the Company connects buyers and sellers in the OTC and exchange markets and assists in the negotiation of the price and other material terms. These transactions result from the provision of service related to executing, settling and clearing transactions for clients. Trade execution and clearing services, when provided together, represent a single performance obligation as the services are not separately identifiable in the context of the contract. Commissions revenue is recognized at a point in time on the trade-date, when the customer obtains control of the asset and can direct the use of, and obtain substantially all of the remaining benefits from the asset.

Interest Income – The Company receives interest on cash held on deposit.

Cash and Cash Equivalents – The Company considers all highly liquid investments with maturity dates of 90 days or less at the date of acquisition to be cash equivalents.

Receivables from Broker-dealers and Clearing Organizations – Receivables from broker-dealers and clearing organizations represent cash deposits with various broker-dealers and clearing organizations to conduct ongoing clearance activities.

Accrued Commissions Receivable, net – Accrued commissions receivable represent amounts due from brokers, dealers, banks and other financial and non-financial institutions for the execution of securities and other derivative brokerage transactions.

Fixed Assets, net – Fixed assets are recorded at historical cost and depreciated over their estimated economic useful lives, generally three years, using the straight-line method. Leasehold improvements are amortized over their estimated economic useful lives or the remaining lease term, whichever is shorter.

1. General and Summary of Significant Accounting Policies *(continued)*

Forgivable Loans and Other Employee Receivables, net – Forgivable loans and other employee receivables are advances on bonuses and salaries and other loan contracts such as forgivable loans that the Company may, from time to time, execute with employees. Employee forgivable loans are recorded at historical value and are amortized using the straight-line method over the service period, which is generally two or three years.

Income Taxes – Income taxes are accounted for under U.S. GAAP Accounting Standard Codification ("ASC") Topic 740, *Income Taxes*, using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

ASC Topic 740, *Income Taxes*, clarifies the accounting for income taxes by prescribing a "more likely than not" recognition threshold that a tax position is required to meet before being recognized in the Company's statement of financial condition. In addition, the guidance clarifies the measurement of uncertain tax positions, classification of interest and penalties, and requires additional disclosures on tax reserves.

The Company is taxed as a U.S. partnership. Under applicable federal and state laws, the taxable income or loss of a general partnership is allocated to each partner based upon its ownership interest. Each partner's tax status, in turn, determines the appropriate income tax for its allocated share of taxable income or loss. The Company is subject to the Unincorporated Business Tax ("UBT") in New York City ("NYC") for which it records an income tax provision.

Recent Accounting Pronouncements – In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*. This standard requires lessees to recognize a ROU asset and lease liability for all leases with terms of more than 12 months. Recognition, measurement and presentation of expenses will depend on classification as a finance or operating lease. The amendments also require certain quantitative and qualitative disclosures. Accounting guidance for lessors is mostly unchanged. In July 2018, the FASB issued ASU 2018-10, *Codification Improvements to Topic 842, Leases*, to clarify how to apply certain aspects of the new leases standard. The amendments address the rate implicit in the lease, impairment of the net investment in the lease, lessee reassessment of lease classification, lessor reassessment of lease term and purchase options, variable payments that depend on an index or rate and certain transition adjustments, among other issues. In addition, in July 2018, the FASB issued ASU 2018-11, *Leases (Topic 842), Targeted Improvements*, which provided an additional (and optional) transition method to adopt the new leases standard. Under the new transition method, a reporting entity would initially apply the new lease requirements at the effective date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption; continue to report comparative periods presented in the statement of financial condition in the period of adoption in accordance with legacy U.S. GAAP (i.e., ASC 840, *Leases*); and provide the required disclosures under ASC 840 for all periods presented under legacy U.S. GAAP. Further, ASU 2018-11 contains a practical expedient that allows lessors to avoid separating lease and associated non-lease components within a contract if certain criteria are met. In December 2018, the FASB issued ASU 2018-20, *Leases (Topic 842), Narrow-Scope Improvements for Lessors*, to clarify guidance for lessors on sales taxes and other similar taxes collected from lessees, certain lessor costs and recognition of variable payments for contracts with lease and non-lease components. In March 2019, the FASB issued ASU 2019-01, *Leases (Topic 842), Codification Improvements*, to clarify certain application and transitional disclosure aspects of the new leases standard.

1. General and Summary of Significant Accounting Policies *(continued)*

The amendments address determination of the fair value of the underlying asset by lessors that are not manufacturers or dealers and clarify interim period transition disclosure requirements, among other issues. The guidance in ASUs 2016-02, 2018-10, 2018-11 and 2018-20 is effective beginning January 1, 2019, with early adoption permitted; whereas the guidance in ASU 2019-01 is effective beginning January 1, 2020, with early adoption permitted. The Company adopted the abovementioned standards on January 1, 2019 using the effective date as the date of initial application. The guidance provides a number of optional practical expedients to be utilized by lessees upon transition. Accordingly, the Company elected the "package of practical expedients", which permitted the Company not to reassess under the new standard its prior conclusions about lease identification, lease classification and initial direct costs. The Company did not elect the use-of-hindsight or the practical expedient pertaining to land easements, with the latter not being applicable to the Company. The standard also provides practical expedients for an entity's ongoing accounting as a lessee. The Company elected the short-term lease recognition exemption for all leases that qualify. This means, for those leases that qualify, the Company will not recognize ROU assets and lease liabilities, and this includes not recognizing ROU assets and lease liabilities for existing short-term leases of those assets upon transition. The Company also elected the practical expedient to not separate lease and non-lease components for all of leases other than leases of real estate. As a result upon adoption, acting primarily as a lessee, the Company recognized approximately $892 ROU asset and approximately $971 lease liability on its statement of financial condition for its real estate operating leases. See Note 7—Leases for additional information on the Company's leasing arrangements.

New Accounting Pronouncements – In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments— Credit Losses (Topic 326)—Measurement of Credit Losses on Financial Instruments*, which requires financial assets that are measured at amortized cost to be presented, net of an allowance for credit losses, at the amount expected to be collected over their estimated life. Expected credit losses for newly recognized financial assets, as well as changes to credit losses during the period, are recognized in earnings. For certain purchased financial assets with deterioration in credit quality since origination ("PCD assets"), the initial allowance for expected credit losses will be recorded as an increase to the purchase price. Expected credit losses, including losses on off-balance-sheet exposures such as lending commitments, will be measured based on historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the reported amount. The new standard became effective for the Company beginning January 1, 2020, under a modified retrospective approach, and early adoption is permitted. In April 2019, the FASB issued ASU No. 2019-04, *Codification Improvements to Topic 326, Financial Instruments— Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments*. The amendments to ASU No. 2016-13 clarify the scope of the credit losses standard and address guidance related to accrued interest receivable balances, recoveries, variable interest rates and prepayments, among other issues. In addition, in May 2019, the FASB issued ASU No. 2019-05, *Financial Instruments–Credit Losses (Topic 326): Targeted Transition Relief*. The amendments in this ASU allow entities, upon adoption of ASU No. 2016-13, to irrevocably elect the fair value option for financial instruments that were previously carried at amortized cost and are eligible for the fair value option under ASC 825-10, *Financial Instruments: Overall*. In November 2019, the FASB issued ASU No. 2019-11, *Codification Improvements to Topic 326, Financial Instruments–Credit Losses*. The amendments in this ASU require entities to include certain expected recoveries of the amortized cost basis previously written off, or expected to be written off, in the allowance for credit losses for PCD assets; provide transition relief related to troubled debt restructurings; allow entities to exclude accrued interest amounts from certain required disclosures; and clarify the requirements for applying the collateral maintenance practical expedient. The amendments in ASUs No. 2019-04, 2019-05 and 2019-11 are required to be adopted concurrently with the guidance in ASU No. 2016-13. The Company adopted the standards on their required effective date beginning January 1, 2020. The adoption of this guidance did not have a material impact on the Company's statement of financial condition.

1.   General and Summary of Significant Accounting Policies *(continued)*

In December 2019, the FASB issued ASU No. 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes*. The ASU is part of the FASB's simplification initiative; and it is expected to reduce cost and complexity related to accounting for income taxes by eliminating certain exceptions to the guidance in ASC 740, Income Taxes related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period if applicable, the allocation of consolidated income tax expense to separate financial statements of entities not subject to tax and the recognition of deferred tax liabilities for outside basis differences. The new guidance also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates, and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. The new standard will become effective for the Company beginning January 1, 2021 and, with certain exceptions, will be applied prospectively. Early adoption is permitted. Management is currently evaluating the impact of the new guidance on the Company's statement of financial condition.

2.   Fixed Assets, net

Fixed assets, net consisted of the following:

		December 31, 2019
Computer equipment	$	662
Leasehold improvements		465
Software, including software development costs		12
		1,139
Less: accumulated depreciation		1,086
Fixed assets, net	$	53

3.   Commitments and Contingencies

Legal Matters – In the ordinary course of business, various legal actions are brought and may be pending against the Company. The Company is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Company's business. Any of such actions may result in judgments, settlements, fines, penalties, injunctions or other relief. From time to time, the Company is involved in litigation, claims and arbitrations, relating to various employment matters, including with respect to termination of employment, hiring of employees currently or previously employed by competitors, terms and conditions of employment and other matters. In light of the competitive nature of the brokerage industry, litigation, claims and arbitration between competitors regarding employee hiring are not uncommon.

Risk and Uncertainties – The Company primarily generates its revenues by executing and facilitating transactions for counterparties. Revenues for these services are transaction based. As a result, the Company's revenues could vary based upon the transaction volume of financial markets in which the Company provides services.

4. Related Party Transactions

Cantor and other affiliates provide the Company with administrative services and other support for which they charge the Company based on the cost of providing such services. Such support includes allocation for utilization of accounting, treasury, human resources, legal and technology services. For the year ended December 31, 2019, the Company was charged by affiliates for such services, which the unpaid balances are included in Payables to related parties in the Company's statement of financial condition.

An affiliate of the Company enters into various agreements with certain of its employees whereby these employees received loans which are forgiven over a specified period of time. The forgivable loans are recorded at historical value and are amortized over the term of the service period, which is generally three to four years. The Company is charged for the amortization, forgiveness or other compensation related expenses associated with such loans. For the year ended December 31, 2019, the Company was allocated costs related to amortization of such awards which is included in the unpaid balances are included in Payables to related parties in the Company's statement of financial condition.

The Company earns fees for customers referrals provided to an affiliate.

Payables to related parties are related to fees paid by affiliates on behalf of the Company for various expenses.

During 2019, $1.5 million due to the Company from affiliates of BGC was settled by a deemed distribution through BGC's ownership interest in the Company.

5. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the net capital rules under the Securities Exchange Act of 1934 and the Commodity Exchange Act.

The Company has elected to compute its net capital using the basic method, which requires the Company to maintain minimum net capital equal to the greater of $100 or 6 2/3% of aggregate indebtedness. As of December 31, 2019, the Company had net capital of $6,532 which was $6,061 in excess of its required net capital.

The Company is also required in accordance with SEC Rule 17a-5(d)(2)(i) and CFTC 1.10(d)(2)(ii) to disclose any changes in liabilities subordinated to claims of general creditors. The Company did not have any subordinated borrowings during the year ended December 31, 2019.

6. Revenue from Contracts with Customers

Contract Balances – The timing of the Company's revenue recognition may differ from the timing of payment by its customers. The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied.

The Company had receivables related to revenues from contracts with customers of $8,605 as at December 31, 2019. The Company had no impairments related to these receivable during year ended December 31, 2019.

7. Leases

The Company, acting as a lessee, has an operating lease primarily relating to office space and office equipment. The lease has a remaining lease term of 1.5 years. Renewal periods are included in the lease term only when renewal is reasonably certain, which is a high threshold and requires management to apply judgment to determine the appropriate lease term. Payments for leases in place before the date of adoption of *ASC 842, Leases* were determined based on previous leases guidance. The Company recognizes lease expense for its operating leases on a straight-line basis over the lease term and variable lease expense not included in the lease payment measurement is recognized as incurred. All leases were classified as operating leases as of December 31, 2019.

Pursuant to the accounting policy election, leases with an initial term of twelve months or less are not recognized on the balance sheet.

ASC 842, Leases requires the Company to make certain assumptions and judgements in applying the guidance, including determining whether an arrangement includes a lease, determining the term of a lease when the contract has renewal or cancelation provisions, and determining the discount rate. The Company determines whether an arrangement is or includes a lease at contract inception by evaluating whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. If the Company has the right to obtain substantially all of the economic benefits from, and can direct the use of, the identified asset for a period of time, the Company accounts for the identified asset as a lease.

The Company has elected the practical expedient to not separate lease and non-lease components for all leases other than real estate leases. The primary non-lease component that is combined with a lease component is operating expenses such as utilities, maintenance or management fees.

As the rate implicit in the lease is not usually available, the Company used an incremental borrowing rate based on the information available at the adoption date of the new leases standard in determining the present value of lease payments for existing leases. The Company will use information available at the lease commencement date to determine the discount rate for any new leases.

As of December 31, 2019, the Company does not have any leases that have not yet commenced but that create significant rights and obligations.

Supplemental information related to the Company's operating lease is as follows:

	Classification in Statement of Financial Condition	As of December 31, 2019
Assets		
Operating lease right-of-use assets	Other assets	$ 551
Liabilities		
Operating lease liabilities	Accounts payable and accrued liabilities	$ 601

7.   Leases *(continued)*

	As of December 31, 2019
Weighted-average remaining lease term	
Operating leases (years)	1.5
Weighted-average discount rate	
Operating leases	5.3%

The Company is obligated for minimum rental payments under a lease, for office space, expiring in 2021. As of December 31, 2019, the minimum lease payments under this arrangement are as follows:

Years Ending December 31,	Minimum Lease Payments
2020	$ 416
2021	208
Total	624
Interest	(23)
Total	$ 601

The Company has a $182 letter of credit issued in favor of the landlord of the New York office space in lieu of a security deposit, the letter of credit expires in 2021. The collateral of $182 for this letter of credit is included in Other assets in the Company's statement of financial condition. Certain of these leases contain escalation clauses that require payment of additional rent to the extent of increases in operating and other costs. The amounts in the above table do not include amounts related to such escalation clauses.

8.   Income Taxes

The component of the income tax expense for the year ended December 31, 2019, is summarized below:

	Current	Deferred	Total
Local	75	12	87
Total	75	12	87

As of December 31, 2019 the Company had net deferred tax liabilities of $10, which consists primarily of book-tax differences related to prepaid expenses. The Company had an effective tax rate of 1.64%, which is different from the NYC UBT statutory rate of 4.0% due primarily to the effect of certain tax benefits recorded in the current period as well as business income allocated outside of NYC.

The Company analyzed its tax positions with respect to applicable income tax issues for open tax years in each respective jurisdiction and determined that there were no material tax liabilities as of December 31, 2019. The Company is not presently under examination for United States federal, state, and local income tax purposes, and is no longer subject to examination by tax authorities for the years prior to 2016 in all jurisdictions.

9.   **Off-Balance Sheet Risks**

Credit Risk

Credit risk arises from potential non-performance by counterparties. The Company has established policies and procedures to manage its exposure to credit risk. The Company maintains a thorough credit approval process to limit exposure to counterparty risk and employs stringent monitoring to control the counterparty risk from its matched principal. The Company's account opening and counterparty approval process includes verification of key customer identification, anti-money laundering verification checks and a credit review of financial and operating data. The credit review process includes establishing an internal rating and any other information deemed necessary to make an informed credit decision, which may include financials, correspondence, due diligence calls and a visit to the entity's premises, as necessary.

Market Risk

Market risk refers to the risk that a change in the level of one or more market prices, rates, indices or other factors will result in losses for a specified position. The Company may allow certain of its desks to enter into unmatched principal transactions in the ordinary course of business and hold long and short inventory positions. These transactions are primarily for the purpose of facilitating clients' execution needs, adding liquidity to a market or attracting additional order flow. As a result, the Company may have market risk exposure on these transactions. The Company's exposure varies based on the size of its overall positions, the risk characteristics of the instruments held and the amount of time the positions are held before they are disposed of. All positions held longer than intra-day are marked-to-market. The Company attempts to mitigate its market risk on these positions by strict risk limits, extremely limited holding periods and hedging its exposure. However, there is no assurance that these procedures and limits will be effective at limiting unanticipated losses in the future. Adverse movements in the securities positions or a downturn or disruption in the markets for these positions could result in a substantial loss. In addition, principal gains and losses resulting from these positions could on occasion have a disproportionate effect, positive or negative, on the Company's financial condition for any particular reporting period.

Operational Risk

In providing products and services, the Company may be exposed to operational risk. Operational risk may result from, but is not limited to, errors related to transaction processing, breaches of internal control systems and compliance requirements, fraud by employees or persons outside the Company or business interruption due to systems failures or other events. Operational risk may also include breaches of the Company's technology and information systems resulting from unauthorized access to confidential information or from internal or external threats, such as cyber attacks. Operational risk also includes potential legal or regulatory actions that could arise as a result of noncompliance with applicable laws and/or regulatory requirements. In the case of an operational event, the Company could suffer a financial loss as well as reputational damage.

10. Subsequent Events

The Company has evaluated subsequent events through the date the statement of financial condition was issued. There have been no additional material subsequent events that would require recognition in the statement of financial condition or disclosure in the notes to the statement of financial condition.